Robin Sosnow, Esq., Managing Attorney 20 W 20th Street, Suite 504 New York, NY 10011 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

January 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	Nasreen Mohammed
Joel Parker
Jenna Hough
Mara Ransom

Re:	Gin & Luck Inc.
Draft Offering Statement on Form 1-A
Filed on December 11, 2024
File No. 024-12546

Dear Ladies and Gentlemen:

On behalf of Gin & Luck Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 26, 2024, relating to the Company’s Offering Statement on Form 1-A (File No. 024-12546) filed with the Commission on December 11, 2024 (the “Offering Statement”). We appreciate the opportunity to respond to your comments.

The Company is concurrently filing via EDGAR Amendment No. 1 of the Offering Statement on Form 1-A (“Form 1-A”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Form 1-A. Except as otherwise specifically indicated, page references herein correspond to the page numbers of Form 1-A. References to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

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Offering Statement on Form 1-A Dated December 11, 2024

Use of Proceeds, page 21

1.Please describe the material terms of the short term debt that a portion of the proceeds of this offering will be used to discharge. Please also state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors or any of your subsidiaries. See the instructions to Item 6 of Form 1-A.

RESPONSE TO COMMENT 1:

In response to the Staff's comment, the Company has reviewed the instructions to Item 6 of Form 1-A and has further revised the offering circular accordingly. Please see the section titled "Use of Proceeds to Issuer" for the updated revisions. Additionally, the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Indebtedness" has been expanded to provide further details regarding the Company's prior use of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Six Months Ended June 30, 2024 and June 30, 2023, page 23

2.Please revise the placement of the comparison for the interim periods after the Income (loss) from operations discussion for the year ended 2023.

RESPONSE TO COMMENT 2:

In response to the Staff's comment, the Company has revised the placement of the comparison for the interim periods. This comparison is now located immediately following the discussion of income (loss) from operations for the year ended 2023.

3.Your discussion does not include a comparison of revenues for six months ended June 30, 2024 and June 30, 2023. Please provide your analysis for the reasons for the decline in revenues and any known expected trends.

RESPONSE TO COMMENT 3:

In response to the Staff's comment, the Company has revised the offering circular to include a comparison of revenues for the six months ended June 30, 2024, and June 30, 2023. Please refer to the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Comparison of the Six Months Ended June 30, 2024, and June 30, 2023".

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GENERAL

4.We refer to Exhibit 11 and note the consent of SetApart Accountancy Corp is dated October 16, 2024. Please provide a currently dated consent from your auditor in your next amendment. Refer to Item 17(11) of Part III of Form 1-A.

RESPONSE TO COMMENT 4:

In response to the Staff's comment, the Company has included, as Exhibit 11, a currently dated consent from its auditor.

5.We note your response to prior comment 5, however, we are unable to locate revisions to your web-site that reflect information that is consistent with this offering circular. As just one example, your web-site continues to state that “[y]our four brick-and-mortar bars are doing tens of millions in revenue, all profitable” when your financial statements indicate otherwise. Revise your web-site to ensure it is accurate or tell us why the statements cited in comment 15 of our letter dated October 30, 2024 are appropriate.

RESPONSE TO COMMENT 5:

In response to the Staff's comment, the Company has revised its website to ensure that all company information is consistent with the offering circular. The statement regarding the profitability of the Company's four brick-and-mortar bars was removed from the website as of December 31, 2024. Additionally, the Company's Regulation Crowdfunding offering has now closed, and the website has been repurposed to support the Company's ongoing Regulation D offering. Upon qualification of the Regulation A offering, the website will be further repurposed to align with the Regulation A offering.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.
Sosnow & Associates PLLC

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